Exhibit 99.1
[Netherland, Sewell & Associates, Inc. Letterhead]
February 25, 2010
Mr. Flavious J. Smith
Forestar Group Inc.
420 Throckmorton Street, Suite 1150
P.O. Box 116
Fort Worth, Texas 76102
Dear Mr. Smith:
In accordance with your request, we have estimated the proved developed reserves and future revenue, as of December 31, 2009, to the Forestar Group Inc. (Forestar) interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Forestar. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Forestar’s use in filing with the SEC.
We estimate the net reserves and future net revenue to the Forestar interest, by property group, in these properties, as of December 31, 2009, to be:

	Net Reserves		Future Net Revenue ($)
	Oil	Gas		Present Worth
Property Group/Category	(Barrels)	(MCF)	Total	at 10%
Consolidated Accounting Group Properties
Proved Developed Producing	579,930	6,659,763	49,036,500	30,822,800

Equity Accounting Group Properties
Proved Developed Producing	0	606,566	1,784,000	897,800
Proved Developed Non-Producing	0	1,901,106	5,595,300	3,011,400

Total Proved Equity Accounting Group	0	2,507,672	7,379,300	3,909,200

All Properties
Proved Developed Producing	579,930	7,266,329	50,820,500	31,720,600
Proved Developed Non-Producing	0	1,901,106	5,595,300	3,011,400

Total Proved	579,930	9,167,435	56,415,800	34,732,000
The oil reserves shown include crude oil, condensate, and natural gas liquids. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.
The estimates shown in this report are for proved developed producing and proved developed non-producing reserves. No study was completed to determine whether proved undeveloped, probable, or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

Future gross revenue to the Forestar interest is prior to deducting state production taxes and ad valorem taxes. For the majority of these properties Forestar owns no working interest; therefore, future net revenue is after deductions for these taxes but before consideration of federal income taxes. For those properties in which Forestar owns a working interest, future net revenue is after deductions for these taxes and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.
For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. Since Forestar owns a royalty interest rather than a working interest in the majority of these properties, no costs would be incurred because of abandonment or possible environmental liability, nor would any salvage value be realized for the lease and well equipment for those properties. For those properties in which Forestar owns a working interest, we have not investigated possible environmental liability related to these properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.
Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by state for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.866 per MMBTU is adjusted by state for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.
Because Forestar owns no working interest in the majority of these properties, lease and well operating costs would not be incurred for such properties. However, estimated lease and well operating costs have been used in the determination of the economic limits for the royalty interest properties. These cost estimates are based on our knowledge of similar wells in the area. For certain properties in which Forestar owns a working interest, lease and well operating costs used in this report are based on operating expense records of the operators, as provided by Forestar. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. For the remaining working interest properties for which operating expense records were not available, estimated lease and well operating costs are based on our knowledge of similar wells in the area and are limited to direct lease- and field-level costs. Headquarters general and administrative overhead expenses of Forestar are not included. Lease and well operating costs are held constant throughout the lives of the properties.
We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Forestar interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Forestar receiving its royalty interest share or net revenue interest share of estimated future gross gas production.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred by Forestar or the working interest owners in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.
For the purposes of this report, we used technical and economic data including, but not limited to, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering methods, such as decline curve performance analysis and analogy, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Forestar, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ David T. Miller
David T. Miller, P.E. 96134
Vice President

Date Signed: February 25, 2010

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